THE FLOWR CORPORATION NOMINATES THREE INDEPENDENT DIRECTORS

Company Adopts Advance Notice By-Law

MARKHAM, ONTARIO, NOVEMBER 30, 2018 - The Flowr Corporation ("Flowr" or "the Company") (TSXV: FLWR), a Canadian Licensed Producer of premium cannabis products, announced today that Karen Basian, Maurice Levesque and Dr. J. André de Barros Teixeira have been nominated to stand for election to the board of directors of the Company (the "Board") at the Company's shareholder meeting scheduled for December 28, 2018 (the "Shareholders Meeting"). If all three are appointed and shareholders approve an increase in the size of the Board at the Shareholders Meeting, the Board will increase from 6 to 9 Board members, with 4 independent members.

Ms. Basian brings over 25 years of experience in the consumer products, financial services and technology sectors, while Dr. Teixeira has an extensive background as a consultant in the areas of innovation, business development, multiculturalism in business, global development, motivation, storytelling, ideation, and as a mentor of CEOs and executives. Mr. Levesque has 30 years of experience in the Canadian financial industry and is recognized for his broad knowledge, skills and experience in the venture capital industry, financial services industry and for his leadership skills in new business formation and development. Further information on the nominees is set out below.

"We look forward to welcoming these three exceptional leaders to Flowr's Board and benefiting from their deep expertise, decades of experience and diverse insights," said Steve Klein, Flowr's Chairman and Chief Strategist.

Flowr also announced that its Board has adopted an advance notice by-law (the "By-law"), establishing a framework for advance notice of nominations of directors by shareholders of Flowr. The By-law is similar to the advance notice by-laws adopted by many other Canadian public companies.

The By-law fixes deadlines by which shareholders must submit a notice of directors' nominations to the Company ("notice") prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice. It also provides a clear process for shareholders to follow for director nominations and sets out a reasonable time frame for the submissions of nominees and the accompanying information. The By-law will help ensure all shareholders receive adequate notice of the nominations to be considered at a meeting so they may thereby exercise their voting rights in an informed manner. Only persons nominated in accordance with the procedures set out in the By-Law will be eligible for election as director of the Company.

In the case of an annual meeting of shareholders, notice to the Company must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting is made, notice may be given not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors, notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

The By-law is effective immediately and will be placed before shareholders for confirmation at the Shareholders Meeting.

The full text of the By-law will be made available on the Company's website at www.flowr.ca.

About the Nominees

Karen Basian is the President of KB Capital Management Inc. (Strategy and Advisory Services). Karen also serves on the Board of Directors of goeasy (TSE:GSY) where she chairs the HR and Compensation Committee. She is a CPA,CA; and has an MBA from IMEDE, Lausanne, Switzerland and an Honors Business Administration from the University of Western Ontario.

An innovative thinker with deep financial acumen, Ms. Basian was recognized in 2000 as one of Canada's ‘Top 40 Under 40’ for her work as the CFO & SVP, Corporate Services for 724 Solutions (NASDAQ/TSX). Prior roles include Chief Global Strategy and Business Development Officer for McCain Foods Ltd., SVP Strategy for Frito-Lay North America; Manager with Bain and Company; and International Tax Specialist with Deloitte's.

Ms. Basian's community and philanthropic efforts have included her advisory work with Baycrest, UHN, Robarts Research Institute and FINCA Canada; and the founding of the Jewish Women's Venture Philanthropy Fund.

Dr. J. André de Barros Teixeira is an Associate Partner and member of the Advisory Board of Globalpraxis, a consulting firm in Barcelona, Spain and an Executive Professor at the Antwerp Management School, University of Antwerp, Belgium. He also is a partner at Keiryo Packaging, a technology start-up in Luxembourg and an advisor and partner at Wine With Spirit, an award winning wine start-up in Lisbon, Portugal, and a Visiting Professor at CEIBS-Zurich Institute of Business, Switzerland. He was until recently General Manager, Innovation, at BBD, a beverage company in Australia. Dr. Teixeira holds graduate and post-graduate degrees (BSc, MSc, MBA, PhD) in Philosophy, Industrial Chemistry, Food Science and Business Administration from the universities of Cambridge, Reading and Oxford in the UK.

Formerly in his career, Dr. Teixeira was Vice President, International, Research and Development of the Campbell Soup Co, based in Belgium and the USA, Global Vice-President of Technology Development and Innovation at Interbrew in Belgium, and spent twenty-three years in various executive positions with The Coca-Cola Company in West and Eastern Europe, North and South America, Africa and Asia.

Maurice Levesque is a founder, Chairman, and Chief Executive Officer of Qwest Investment Management Corp. ("QIM"). Mr. Levesque is the Chairman, CEO and Chief Compliance Officer of Qwest Investment Fund Management Ltd., and Chairman, President and director of Heritage Bancorp Ltd. (both companies a subsidiary of QIM).

Mr. Levesque has 30 years of experience in the Canadian financial industry. Mr. Levesque is a founder and/or a director of several private and publicly traded companies which operate in a variety of industries.

Mr. Levesque graduated from The Northern Alberta Institute of Technology with a diploma in Administration Management.

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Steve Klein
Chairman & Chief Strategy Officer

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann: +1 416.464.4067, adann@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the skillset and experience of the nominee directors described herein, such experience, skillsets, expertise and insights of such nominees benefiting Flowr, Flowr's investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the inability of the nominee directors described herein and their experience, expertise, skillsets and insights not benefiting Flowr, Flowr not investing in research and development, which could impact Flowr's ability to bring new products to market and also impact its sales and revenues, Flowr not being able to provide premiumquality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr's inability to excel at cultivating premium cannabis, Flowr's inability to construct its facilities, or in the time anticipated, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr's products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.